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WRITER’S DIRECT LINE
November 24, 2010	414.319.7348
brikkers@foley.com Email

CLIENT/MATTER NUMBER
302280-0354

VIA EDGAR

Mr. Jeffrey Riedler

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Hanger Orthopedic Group, Inc.
Registration Statement on Form S-4
Filed: November 18, 2010
File No. 333-170684

Dear Mr. Riedler:

On behalf of our client, Hanger Orthopedic Group, Inc. (the “Company”), we are submitting the Company’s response to the comment received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Staff’s letter dated November 24, 2010 in connection with the Staff’s review of the above-referenced filing.  We have repeated the comment of the Staff in the letter dated November 24, 2010 in the numbered item set forth below (in bold) and followed the comment with the Company’s response.

General

1.                                      We note that you are registering the Exchange Offer in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988).  See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993).  Accordingly, with the next amendment, please provide us with a supplemental letter including the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Company Response:

The Company has filed today via EDGAR with the Commission a letter which states that the Company is registering the exchange offer in reliance on the position of the Staff enunciated in Exxon Capital Holdings Corporation (available May 13, 1988) and Morgan Stanley and Co., Inc. (available June 5, 1991) as interpreted in the Staff’s letter to Shearman & Sterling (available July 2, 1993).  The Company’s letter includes the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

BOSTON	JACKSONVILLE	MILWAUKEE	SAN DIEGO	SILICON VALLEY
BRUSSELS	LOS ANGELES	NEW YORK	SAN DIEGO/DEL MAR	TALLAHASSEE
CHICAGO	MADISON	ORLANDO	SAN FRANCISCO	TAMPA
DETROIT	MIAMI	SACRAMENTO	SHANGHAI	TOKYO
WASHINGTON, D.C.

*     *    *

As requested, when the Company requests acceleration of the effective date of the Registration Statement on Form S-4, the Company will furnish a letter to the Commission acknowledging that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions or comments concerning any of the foregoing, please contact the undersigned at (414) 319-7348 or Mark T. Plichta of Foley & Lardner LLP at (414) 297-5670.

Very truly yours,

/s/ Benjamin F. Rikkers

Benjamin F. Rikkers

cc:	Sebastian Gomez Abero
U.S. Securities and Exchange Commission
George E. McHenry
Thomas E. Hartman
Thomas C. Hofmeister
Hanger Orthopedic Group, Inc.
Mark T. Plichta
Foley & Lardner LLP

Hanger Orthopedic Group, Inc.

10910 Domain Drive, Suite 300

Austin, Texas 78758

(512) 777-3800

November 24, 2010

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Hanger Orthopedic Group, Inc. –
Registration Statement on Form S-4

Ladies and Gentlemen:

Reference is hereby made to the Registration Statement on Form S-4 (File No. 333-170684) filed with the Securities and Exchange Commission (the “Commission”) by Hanger Orthopedic Group, Inc., a Delaware corporation (the “Company”), and certain of its subsidiaries (the “Guarantors”).  The Registration Statement relates to the Company’s offer to exchange (the “Exchange Offer”) up to an aggregate principal amount of $200,000,000 of its new 7 1/8% Senior Notes due 2018 (the “New Notes”) for an equal principal amount of its outstanding 7 1/8% Senior Notes due 2018 (the “Original Notes”).  The Original Notes are, and the New Notes will be, unconditionally guaranteed by the Guarantors.  The Company and the Guarantors are registering the Exchange Offer in reliance on the position of the Staff of the Division of Corporation Finance of the Commission (the “Staff”) enunciated in Exxon Capital Holdings Corporation (available May 13, 1988) and Morgan Stanley and Co., Inc. (available June 5, 1991) as interpreted in the Staff’s letter to Shearman & Sterling (available July 2, 1993).

The Company and the Guarantors represent that neither the Company nor any of the Guarantors has entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offer and that, to the best of the Company’s and the Guarantors’ information and belief, each person participating in the Exchange Offer is acquiring the New Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Notes received in the Exchange Offer.  In this regard, the Company and the Guarantors will make each person participating in the Exchange Offer aware (through the Prospectus which is a part of the Registration Statement) that any person who tenders in the Exchange Offer with the intention to participate, or for the purpose of participating, in a distribution of the New Notes may not rely on the position of the Staff enunciated in Exxon Capital Holdings Corporation and Morgan Stanley and Co., Inc. or similar no-action letters, but rather must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a resale transaction.  The Company and the Guarantors acknowledge that any such resale transaction should be covered by an effective registration statement containing the selling security holder’s information required by Item 507 or 508, as applicable, of Regulation S-K of the Securities Act.

The Company and the Guarantors further represent that no broker-dealer has entered into any arrangement or understanding with the Company or the Guarantors or any of their affiliates to distribute the New Notes.  The Company and the Guarantors will make each person participating in the Exchange Offer aware (through the Prospectus which is a part of the Registration Statement) that any broker-dealer who holds Original Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives New Notes in exchange for such Original Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act.  The Company and the Guarantors will include in the letter of transmittal to be executed by an exchange offeree in order to participate in the Exchange Offer (a copy of which has been filed as Exhibit 99.1 to the Registration Statement) a provision to the effect that if the exchange offeree is a broker-dealer holding Original Notes acquired for its own account as a result of market-making activities or other trading activities, then the broker-dealer acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes received in respect of such Original Notes pursuant to the Exchange Offer.

Very truly yours,

HANGER ORTHOPEDIC GROUP, INC.

By:	/s/ Thomas E. Hartman
Thomas E. Hartman
Vice President and General Counsel